SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For April 25, 2007

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_  No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Gonzalo Castro Olivera, Finance & IR Manager

golivera@tgs.com.ar

Francisco Vila, Investor Relations

fvila@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Lucia Domville/ David Serry, ldomville@hfgcg.com Tel: (646) 284-9416

TGS Reports First Quarter 2007 Results

FOR IMMEDIATE RELEASE: Thursday, April 26, 2007

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL:TGSU2) today reported a Ps. 66.4 million net income, or Ps. 0.084 per share (Ps. 0.418 per ADS), for the three-month period ended March 31, 2007, compared to the Ps. 90.4 million, or Ps. 0.114 per share (Ps. 0.569 per ADS), reported for the same period in 2006.

The reduction of net income was due principally to Ps. 44.6 million increase in income tax expense in the first quarter of 2007, as the income tax reported in the same quarter of 2006 included a positive effect associated with the tax loss carryforward generated by the Peso devaluation of 2002.

 First Quarter 2007 vs. First Quarter 2006

In the three-month period ended March 31, 2007, TGS posted total net revenues of Ps. 339.5 million in comparison with Ps. 339.7 million earned in the first quarter of 2006.

Natural Gas Transportation revenue for the first quarter of 2007 was Ps. 125.5 million, representing a 3% increase when compared to the Ps. 121.9 million earned in the same quarter of 2006. This slight increase primarily reflects additional revenue from firm transportation services amounting to Ps. 2.2 million.

The Natural Gas Transportation segment represented approximately 37% and 36% of the Company’s total revenue for the first quarters of 2007 and 2006, respectively. Natural Gas Transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.  This segment is subject to regulation by Ente Nacional Regulador del Gas (“ENARGAS”).

The Economic Emergency Law passed by the Argentine Congress on January 6, 2002, determined the “pesification” of regulated tariffs at an exchange rate of US$ 1=Ps. 1, as well as prohibiting the application of variations in local and international indexes, or any other type of price adjustment thereon. Since that time, the tariff renegotiation process has been delayed with no significant progress so far.

The NGL Production and Commercialization segment revenue decreased to Ps. 182.5 million in the three-month period ended March 31, 2007 from Ps. 199.5 million for the same period of 2006, representing an 8.5% variation. This reduction is due principally to a 7% reduction in volumes sold.

NGL Production and Commercialization revenue accounted for approximately 54% and 59% of the total revenue for the first quarter of 2007 and 2006, respectively. NGL Production and Commercialization consists of natural gas processing activities, conducted at the Cerri Complex, located near the city of Bahía Blanca, which is connected to each of TGS’s main pipelines, where ethane, propane, butane and natural gasoline are recovered. This segment also includes the commercialization of NGL for both the Company’s own account and on behalf of its clients.

In the first quarter of 2007, Other Services revenues amounted to Ps. 31.5 million, a 72% increase when compared to revenues of Ps. 18.3 million for the same period of 2006. This increase was the result of higher sales generated by construction and midstream services rendered in 2007, which increase amounted to Ps. 7.6 million and Ps. 4.4 million, respectively. Higher revenues attributable to construction services included Ps. 11.2 million from the new works management agreement entered with the Argentine Government to supervise the expansion of TGS’s pipeline system in 2007 and 2008.

The Other Services segment mainly includes midstream and telecommunication activities. Its share in the Company’s total revenue accounted for approximately 9% and 5% for the three month- periods ended March 31, 2007 and 2006, respectively. Midstream activities consist of gas treatment, separation, and removal of impurities from the natural gas stream and gas compression, rendered at wellhead, typically to gas producers. In addition, TGS provides services related to pipeline and compression plant construction and related operation and maintenance services. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales and administrative and selling expenses for the first quarter of 2007 rose to Ps. 188.4 million, or Ps. 16.4 million, from Ps. 172.0 million registered in the first quarter of 2006, mainly due to: (i) a Ps. 6.5 million increase in NGL production costs as the price of natural gas increased, (ii) a Ps. 4.5 million rise in labor costs, and (iii) a Ps. 3.4 million increase of the turnover tax.

Other income / (expense), net increased Ps. 15.8 million in the three-month period ended March 31, 2007, compared to the same period of 2006. This variation is due principally to the partial reversal (Ps. 15.6 million) of an allowance established in connection with turnover tax claim made by the Province of Buenos Aires (with respect to NGL sales billed since 2002). TGS reversed this portion of the allowance when the Tax Court of this province confirmed that ethane sales were within the scope of the turnover tax exemption.

Net financial expense decreased to Ps. 53.1 million in 2007 first quarter from Ps. 73.3 million reported in the same quarter of 2006. The positive variation of Ps. 20.2 million is mostly attributable to: (i) lower local currency devaluation in the 2007 first quarter, (ii) lower net liability position denominated in US dollar compared to the first quarter of 2006, and (iii) interest expense decrease resulting from the reduction of indebtedness due to amortization payments and a partial redemption in December 2006.

For the first quarter of 2007, the Company reported a Ps. 47.6 million income tax expense, compared to Ps. 3.0 million for the same quarter of 2006. This increase of Ps. 44.6 million is due basically to the partial reversal of the tax loss carryforward allowance of Ps. 37.9 million recorded in the 2006 quarter.

Liquidity and Capital Resources

Cash flow from operating activities for the three-month period ended March 31, 2007 amounted to Ps. 136.7 million, compared with Ps. 194.8 million for the 2006 first quarter. The reduction resulted from lower collection of sales as well as higher expenses paid for. These funds were applied mostly to increase TGS’s liquidity by Ps. 105.9 million. In addition, Ps. 23.0 million were used to amortize TGS’s debt principal, while customer advances provided Ps. 75.0 million of cash and Ps. 82.8 million were used for investment activities. Currently, TGS relies on cash generated from operations as its primary source of financing for future activities. For detailed information on the Company’s cash flow refer to Exhibit IV.

Please see the attached tables for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 71.6 MMm³/d or 2.5 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and one subsidiary, 40% by a trust and 10% by a subsidiary of Enron Corp.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit I

Transportadora de Gas del Sur S.A.

Financial and Operating Data for the first quarters ended March 31, 2007 and 2006

(In million of constant Argentine pesos as of February 28, 2003 (1), except for per share and per ADS information in pesos or where otherwise indicated)

Consolidated Statements of Income	1st. Quarter	
	2007	2006
Net Revenues	**339.5**	**339.7**
Natural Gas Transportation	125.5	121.9
NGL Production and Commercialization	182.5	199.5
Other Services	31.5	18.3
Operating Costs	**(153.8)**	**(140.8)**
Operation and maintenance	(105.9)	(94.2)
Depreciation and amortization expenses	(47.9)	(46.6)
Gross Operating Profit	**185.7**	**198.9**
Administrative and Selling Expenses	(34.6)	(31.2)
Operating Income	**151.1**	**167.7**
Other Income / (Expense), net	15.4	(0.4)
Gain / (Loss) on Related Companies	0.6	(0.6)
Net Financial Expense	(53.1)	(73.3)
Net Income before Income Tax	**114.0**	**93.4**
Income Tax	(47.6)	(3.0)
Net Income	**66.4**	**90.4**
Earnings per share	0.084	0.114
Earnings per ADS	0.418	0.569

Operating Data

Transmission Volumes (million of cf/d)		
Average firm contracted capacity	2,525.0	2,521.5
Average deliveries	2,012.9	1,974.1

Processing sales (thousand of short tons)		
Ethane	102.2	98.7
Propane and Butane	145.0	161.9
Natural Gasoline	29.3	36.3

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the three-month periods ended

March 31, 2007 and 2006

(In millions of constant Argentine pesos as of February 28, 2003 (1))

Three month period ended March 31, 2007	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	125.5	182.5	31.5	-	339.5
Operating income (loss)	55.9	88.7	17.9	(11.4)	151.1
Depreciation of PP&E	36.6	7.8	3.4	0.5	48.3
Additions to PP&E	37.8	8.6	2.4	3.4	52.2
Identifiable assets	3,834.3	453.0	192.4	748.1	5,227.8
Identifiable liabilities	219.9	52.5	5.3	2,101.6	2,379.3

Three month period ended March 31, 2006
Net revenues	121.9	199.5	18.3	-	339.7
Operating income (loss)	59.3	112.8	5.0	(9.4)	167.7
Depreciation of PP&E	35.7	7.4	3.4	0.8	47.3
Additions to PP&E	21.5	4.0	9.7	0.4	35.6
Year ended December 31, 2006
Identifiable assets	3,836.4	449.9	166.5	686.4	5,139.2
Identifiable liabilities	122.0	61.7	9.7	2,163.7	2,357.1

(1) As a consequence of a CNV resolution inflation accounting was suspended effective February 28, 2003.

Breakdown of Net Financial Expense for the three-month periods ended

March 31, 2007 and 2006

(In millions of constant Argentine pesos)

	2007	2006
Generated by Assets
Interest	11.4	4.8
Foreign exchange gain	5.5	11.6
Others	-	1.9
Subtotal	16.9	18.3
Generated by Liabilities
Interest expense	(42.3)	(45.9)
Foreign exchange loss	(23.0)	(42.2)
Others	(4.7)	(3.5)
Subtotal	(70.0)	(91.6)
Total	(53.1)	(73.3)

Exhibit III

Exhibit IV